UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Commission File Number: 001-31994

Semiconductor Manufacturing International
Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes   ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or a solicitation of an offer to acquire, purchase or subscribe for securities or an invitation to enter into an agreement to do any such things, nor is it calculated to invite  any  offer  to  acquire, purchase or subscribe for any securities. This announcement is not an offer of securities for sale in the  PRC, Hong Kong and the  United States  or  elsewhere.  The Bonds  are  not  available  for general subscription in Hong Kong or elsewhere.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The Bonds mentioned herein have not been, and will not be, registered under the Securities Act, and may not be offered or sold in the United States except pursuant to registration or an exemption from the registration requirements of the Securities Act. No public offering of the Bonds will be made in the United States.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

 (incorporated in the Cayman Islands with limited liability)

(Stock Code:  981)

COMPLETION OF THE ISSUE OF US$200,000,000 ZERO COUPON CONVERTIBLE BONDS DUE 2018

Sole  Global  Coordinator

Joint Managers

The Company is pleased to announce that all of the conditions precedent for the issue of the Placed Bonds under the Bond Subscription Agreement have been fulfilled and that completion of the issue of the Placed Bonds in the principal amount of US$200,000,000 took place on 7 November 2013.

Reference is made to the announcement by the Company on 25 October 2013 in relation to the proposed issue of the Placed Bonds (“the Announcement”). Unless the context otherwise requires, capitalised words and expressions defined in the Announcement shall bear the same meanings when used in this announcement.

The Company is pleased to announce that all of the conditions precedent for the issue of the Placed Bonds under the Bond Subscription Agreement have been fulfilled and that completion of the issue of the Placed Bonds in the principal amount of US$200,000,000 took place on 7 November 2013. The Placed Bonds are expected to be listed on the Singapore Exchange Securities Trading Limited on 8 November 2013. The estimated net proceeds (net of fees, commissions and expenses) from the issue of the Placed Bonds will be approximately US$194.6 million.

The Placed Bonds have been offered and sold to six or more independent placees (who are independent individual, corporate and/or institutional investors).

The Conversion Price (as defined in the terms and conditions of the Bonds) will initially be HK$0.7965 per Share (which is approximately the net Conversion Price per Share), but will be subject to adjustment, with a fixed exchange rate of HK$7.7532 =US$1.00. The Conversion Price will be subject to adjustment for consolidation, subdivision or reclassification of Shares, capitalisation of profits or reserves, distribution (meaning any distribution of assets in specie and any cash dividend or distribution), rights issue of Shares or options over Shares, rights issues or other securities (other than Shares or options), issue of securities at below the current market price, modification of rights of conversion and other offers to Shareholders, subject to the terms and conditions of the Placed Bonds.

Based on the initial Conversion Price of HK$0.7965 per Share and assuming full conversion of the Placed Bonds at the initial Conversion Price, the Placed Bonds will be convertible into 1,946,817,325 Shares, representing approximately 6.06% of the issued share capital of the Company on 6 November 2013 and approximately 5.72% of the issued share capital of the Company as enlarged by the issue of the Conversion Shares.

The following table illustrates (i) the existing shareholding structure of the Company; (ii) the shareholding structure immediately after the issue of the Placed Bonds and assuming no conversion of the Placed Bonds into Conversion Shares; and (iii) the shareholding structure immediately after the issue of the Placed Bonds and full conversion of the Placed Bonds.

	Existing (as at 6 November 2013)		Immediately after the issue of the Placed Bonds
					Assuming full conversion
					of the Placed Bonds into Shares at the initial Conversion Price of
			Assuming no conversion of the Placed Bonds		HK$0.7965 each (Note 1)
		% of issued share capital of		% of enlarged share capital of		% of enlarged share capital of
Shareholder	No. of Shares	the Company	No. of Shares	the Company	No. of Shares	the Company

Datang	6,116,138,341	19.05%	6,116,138,341	19.05%	6,116,138,341	17.96%

Country Hill	3,605,890,530	11.23%	3,605,890,530	11.23%	3,605,890,530	10.59%

Holders of Placed Bonds	—	—	—	—	1,946,817,325	5.72%

Other Shareholders	22,380,454,720	69.72%	22,380,454,720	69.72%	22,380,454,720	65.73%

Total	32,102,483,591	100.00%	32,102,483,591	100.00%	34,049,300,916	100.00%

Notes:

(1)                 Assuming none of the outstanding share options is exercised on or before the date on which the Placed Bonds are fully converted into Shares. As at 31 October 2013, the Company has 479,721,223 outstanding share  options.

By order of the Board
Semiconductor Manufacturing International Corporation Tzu-Yin Chiu
Chief Executive Officer and Executive Director

Shanghai, 7 November 2013

As at the date of this announcement, the directors of the Company are:

Executive Directors

Zhang Wenyi (Chairman)

Tzu-Yin Chiu (Chief Executive Officer)

Gao Yonggang

Non-executive  Directors

Chen Shanzhi (Li Yonghua as his Alternate)

Lawrence Juen-Yee Lau (Datong Chen as his Alternate)
Zhou Jie

Independent  Non-executive  Directors

William Tudor Brown

Sean  Maloney

Frank Meng

Lip-Bu Tan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: 12 November, 2013	By:	/s/ Dr. Tzu-Yin Chiu
		Name:	Dr. Tzu-Yin Chiu
		Title:	Chief Executive Officer, Executive Director